SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Final Amendment)
SPARTA, INC.
(Name of Subject Company (Issuer))
SPARTA, INC.
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Jerry Fabian
Vice President and Chief Administrative Officer
SPARTA, Inc.
25531 Commercentre Drive, Suite 120
Lake Forest, CA 92630-8874
(949) 583-2305
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Scott E. McConnell
McConnell, Dunning & Barwick LLP
15 Enterprise, Suite 360
Aliso Viejo, CA 92656
(949) 900-4400
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$701,088	$75.02 (Previously paid)
     * Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4), this amount is based on the net book value of the shares to be acquired, computed as of September 30, 2006.
     * The amount of the filing fee, calculated in accordance with Rule 0-11(b), equals one-fiftieth of one percent of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 29, 2006 by SPARTA, Inc., a Delaware corporation (the “Company”). The Statement pertains to the acquisition by the Company of shares of its common stock, par value $.01 per share, in exchange for all of the outstanding common stock of Spiral Technology, Inc., a California corporation (“Spiral”), held by the Company, upon the terms and subject to the conditions set forth in the Offering Memorandum dated November 29, 2006 (the “Offering Memorandum”) and the related Letter of Transmittal, copies of which were attached to the Statement as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively. Capitalized terms that are not otherwise defined herein shall have the respective meanings ascribed to them in the Offering Memorandum.
     This is the Final Amendment to the Statement and is being filed to report the results of the Offer.
     The following information is furnished pursuant to Rule 13e-4(c)(4):
     1. The Offer expired at 12:00 midnight, New York time, on December 27, 2006.
     2. 53,153 shares were validly tendered and not withdrawn prior to the expiration of the Offer. Of those shares, a total of 53,153 shares were accepted by the Company for exchange for shares of the common stock of Spiral Technology, Inc. (“Spiral”) in accordance with the terms of the Offer. The shares of the Company accepted for exchange had an aggregate value of $2,200,000, based on the Formula Price of the Company’s common stock as of the date of consummation of the exchange transaction.
     3. The shares of the Company’s common stock accepted for exchange were exchanged for of an aggregate of 1,000,000 shares of the common stock of Spiral, which constitute all of the outstanding securities of Spiral. That exchange was consummated on December 29, 2006.

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006	SPARTA, INC.
	By:	/s/ JERRY R. FABIAN
Jerry R. Fabian, Chief Administrative
Officer